UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

For the semi-annual period ended June 30, 2023

NV REIT LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-12089

Delaware	82-3405225
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

5227 N. 7th Street, Phoenix, AZ, 85014	(602) 714-1555
(Address of principal executive offices)	Issuer’s telephone number, including area code

Item 1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Results

NV REIT LLC, a Delaware limited liability company, which we refer to as the “Company” was formed on September 7, 2022, to invest in multifamily real estate projects in and around metropolitan areas As of June 30, 2023, the Company had invested a total of $2,234,648 in 1 real estate project:

Name of Project	Amount of Investment	Nature of Investment
407 N Williams St. Mesa, AZ 85203	$2,234,648	Equity

As of June 30, 2023, we had cash balances, including cash equivalents, of $82,419.00 and the book value of our assets was $2,417,067.

The Company offered to the public shares of its Class A Investor Shares pursuant to an offering under Regulation A (the “Offering”) and an Offering Circular dated December 19, 2022 (the “Offering Circular”). The Offering Circular is available through the SEC’s EDGAR site, www.sec.gov/edgar, and may also be obtained by contacting the Company. The Offering was qualified by the SEC on January 9, 2023. Since qualification as of June 30, 2023, we have raised $2,231,600 in the Offering.

During the period from January 1, 2023, through June 30, 2023, the Company received the following distributions from these projects:

Venture on Williams	$24,476.25	100%

Total	$24,476.25	100%

During the period from January 1, 2023, through June 30, 2023 (the “Operating Period”), the Company distributed $7,984.19 in cash to its shareholders.

1

Liquidity & Capital Resources

The Company offered to the public shares of its Class A Investor Shares pursuant to an offering under Regulation A (the “Offering”) and an Offering Circular dated December 19, 2022 (the “Offering Circular”) pursuant to which we offered to sell up to $75,000,000 of Class A interests. The Offering Circular is available through the SEC’s EDGAR site, www.sec.gov/edgar, and may also be obtained by contacting the Company. The Offering was qualified by the SEC on January 9, 2023.

For the most part, we will use (and have used) the proceeds of the Offering to buy, renovate (where necessary), and operate a portfolio of real estate properties. We also expect to borrow money to finance a portion of the costs of buying and renovating property.

We have used a portion of the proceeds of the Offering to make certain payments to our Manager. During our organization and offering stage, these payments included reimbursement of certain organization and offering expenses. Since formation the Company has received advances from the Manager in the amount of $39,121 to cover all legal and professional fees that had incurred prior to fundraising. These advances has since been paid back to the manager after fundraising began in January of 2023.

We have certain fixed operating expenses regardless of whether we are able to raise substantial funds in the Offering. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to pay dividends.

Trend Information

During the Operating Period, the Company was faced with many challenges and opportunities.

●	Our primary market risk is interest rate risk. To mitigate this risk, our Manager follows certain practices such as investing in Arizona multifamily markets with strong fundamentals. This includes markets with high occupancy rates, job growth, and rising incomes. These markets are more likely to be able to support higher rents, even if interest rates rise.

●	Investment capital flowing into multifamily has increased substantially, making it increasingly competitive to source attractive investment opportunities. Additionally, rising interest rates may negatively impact the selling price of certain of our assets.

●	Recent issues with ground water availability in the Phoenix area due to climate change and unprecedented growth have caused the Arizona state government to prohibit new housing construction that depends on groundwater.

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●	While we expect at least some of these trends to continue in the short term, we believe there is significant cause for optimism regarding the Company’s potential moving forward. Among these reasons are the following factors:

○	The top 10 major metro areas in Q1 and Q2 of 2022 for population growth (ratio of people moving in vs. moving out) are primarily located in areas of the Company’s geographic focus.

○	Phoenix and other areas affected by lack of ground water availability and rapid growth have invested in alternative methods of water sourcing such as desalination. These investments are expected to completely eliminate any downward forces on further real estate expansion.

○	Arizona’s economy is growing faster than the national average, with job growth and income growth both outpacing the national trend. This is driving demand for rental housing, which is benefiting multifamily investors.

○	Arizona has a growing population, with a large cohort of millennials and Gen Z renters. These groups are more likely to rent than own, which is further supporting the multifamily market.

Although we have no way of knowing if these trends will continue in the future, we believe that the balance of the evidence shows favorable operating conditions for the Company moving forward.

Item 2

Other Information

None.

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Item 3

Financial Statements

NV REIT LLC

Consolidated Balance Sheet as of June 30, 2023

	June 30,	December 31,
	2023	2022
ASSETS
Current assets:
Cash and cash equivalents	$82,419	-
Total current assets	82,419	-
Property and equipment, net	2,334,648	-
Deferred offering costs	-	52,371
Total assets	$2,417,067	$52,371

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$-	$18,298
Due to related parties	295,858	39,121
Total liabilities	295,858	57,419

Members’ equity (deficit):
Common shares	-	-
Investor shares	-	-
Additional paid-in capital	2,231,600
Accumulated deficit	(110,390)	(5,048)
Total members’ equity (deficit)	2,121,210	(5,048)
Total liabilities and members’ equity (deficit)	$2,417,067	$52,371

4

Consolidated Statement of Operations for the six-month period ended June 30, 2023

Six Months Ended
June 30,
2023
Revenue	$24,476

Operating expenses:
Sales and marketing	24,840
Management fees	15,610
General and administrative	81,384
Depreciation	-
Total operating expenses	121,834
Net loss	$(97,358)

Consolidated Statement of Operations for the fiscal year ended December 31, 2022

Revenue	-

Operating Expenses
Sales and Marketing	-
Management fees	-
General and administrative expenses	5,048
Depreciation	-
Total Operating Expenses	5,048

Net Income (Loss)	(5,048)

5

Consolidated Statement of Cash Flows for the six-month period ended June 30, 2023

OPERATING ACTIVITIES
Net Income (Loss)	(97,358)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	-
Change in operating assets and liabilities:
Accounts payable	(18,298)
Due to related parties	309,107
Net Cash Provided By Operating Activities	193,452
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(2,334,648)
Net Cash Used By Investing Activities	(2,334,648)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from investments	2,231,600
Distributions	(7,984)
Net Cash Used By Financing Activities	2,223,616
Net Change in Cash	82,419
Cash and cash equivalents, Beginning of year	-
Cash and cash equivalents, End of June 30, 2023	82,419

6

Consolidated Statement of Cash Flows for the fiscal year ended December 31, 2022

OPERATING ACTIVITIES
Net Income (Loss)	(5,048)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	-
Change in operating assets and liabilities:
Accounts payable	-
Due to related parties	-
Net Cash Provided By Operating Activities	5,048
Net Change in Cash	-
Cash and cash equivalents, Beginning of year	-
Cash and cash equivalents, End of December 31, 2022	-

Supplemental disclosure of non-cash financing activities
Deferred offering costs included in accounts payable	18,298
Deferred offering costs incurred by related party on behalf of the Company	34,073

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CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the six-month period ended June 30, 2023.

			Total
	Additional		Members’
	Paid-in Capital	Accumulated Deficit	Equity (Deficit)
Balances at December 31, 2022	$-	$(5,048)	$(5,048)
Proceeds from investments	2,231,600	-	2,231,600
Distributions	-	(7,984)	(7,984)
Net loss	-	(97,358)	(97,358)
Balances at June 30, 2023	$2,231,600	$(110,390)	$2,121,210

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Item 4

Exhibits

Exhibit 1A-2A	Certificate of Formation of the Company*
Exhibit 1A-2B	Limited Liability Company Agreement dated September 9, 2022.*
Exhibit 1A-2C	First Amended and Restated Authorizing Resolution dated November 8, 2022.*
Exhibit 1A-6A	Form of Investment Agreement.*
Exhibit 1A-6B	Management Services Agreement.*

*All Exhibits are incorporated by reference to those previously filed.

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Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NV REIT LLC

By:	/s/ Jamison Manwaring
Jamison Manwaring, Chief Executive Officer

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed by the following persons in the capacities and on the dates indicated.

/s/ Jamison Manwaring
Jamison Manwaring,
Co-Founder and Chief Executive Officer of Neighborhood Ventures, Inc

September 28, 2023

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NV REIT, LLC

A DELAWARE LIMITED LIABILITY COMPANY

FINANCIAL STATEMENTS

UNAUDITED

June 30, 2023

11

NV REIT, LLC

12

NV REIT, LLC

BALANCE SHEETS

	June 30,	December 31,
	2023	2022
ASSETS
Current assets:
Cash and cash equivalents	$82,419	-
Total current assets	82,419	-
Property and equipment, net	2,334,648	-
Deferred offering costs	-	52,371
Total assets	$2,417,067	$52,371

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$-	$18,298
Due to related parties	295,858	39,121
Total liabilities	295,858	57,419

Members’ equity (deficit):
Common shares	-	-
Investor shares	-	-
Additional paid-in capital	2,231,600
Accumulated deficit	(110,390)	(5,048)
Total members’ equity (deficit)	2,121,210	(5,048)
Total liabilities and members’ equity (deficit)	$2,417,067	$52,371

See accompanying notes, which are an integral part of these financial statements.

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NV REIT, LLC

STATEMENT OF OPERATIONS

Six Months Ended
June 30,
2023

Revenue	$24,476

Operating expenses:
Sales and marketing	24,840
Management fees	15,610
General and administrative	81,384
Depreciation	-
Total operating expenses	121,834
Net loss	$(97,358)

See accompanying notes, which are an integral part of these financial statements.

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NV REIT, LLC

STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT)

FOR THE PERIOD ENDED JUNE 30, 2023

			Total
	Additional		Members’
	Paid-in Capital	Accumulated Deficit	Equity (Deficit)
Balances at December 31, 2022	$-	$(5,048)	$(5,048)
Proceeds from investments	2,231,600	-	2,231,600
Distributions	-	(7,984)	(7,984)
Net loss	-	(97,358)	(97,358)
Balances at June 30, 2023	$2,231,600	$(110,390)	$2,121,210

See accompanying notes, which are an integral part of these financial statements.

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NV REIT, LLC

STATEMENT OF CASH FLOWS

FOR THE PERIOD ENDED JUNE 30, 2023

Cash flows from operating activities:
Net loss	$(97,358)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	-
Change in operating assets and liabilities:
Accounts payable	(18,298)
Due to related parties	309,107
Net cash provided by operating activities	193,452
Cash flows from investing activities:
Purchase of property and equipment	(2,334,648)
Net cash provided by investing activities	(2,334,648)
Cash flows from financing activities:
Proceeds from investments	2,231,600
Distributions	(7,984)
Net cash provided by financing activities	2,223,616
Net change in cash	82,419
Cash at beginning of period	-
Cash at end of period	$82,419

See accompanying notes, which are an integral part of these financial statements.

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NV REIT, LLC

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

NOTE 1: NATURE OF OPERATIONS

NV REIT, LLC (the “Company”) is a Delaware limited liability company formed on September 7, 2022 under the laws of Delaware. The Company was formed to invest in real estate projects using crowdfunding to expand the audience to potential non-accredited investors. The projects are mostly in and around primary cities. The primary focus will be to invest in stabilized multifamily real estate.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted a calendar year as its fiscal year.

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 – Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the financial statements approximates their fair value.

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NV REIT, LLC

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Real Estate Held for Investment

Real estate assets will be stated at the lower of depreciated cost or fair value, if deemed impaired. Major replacements and betterments are capitalized and depreciated over their estimated useful lives. Depreciation is computed on a straight-line basis over the useful lives of the properties. We will continually evaluate the recoverability of the carrying value of our real estate assets using the methodology prescribed in ASC Topic 360, “Property, Plant and Equipment.” Factors considered by management in evaluating impairment of its existing real estate assets held for investment include significant declines in property operating profits, annually recurring property operating losses and other significant adverse changes in general market conditions that are considered permanent in nature. Under ASC Topic 360, a real estate asset held for investment is not considered impaired if the undiscounted, estimated future cash flows of an asset are greater than the carrying value.

Real estate assets are depreciated over a useful life of 27.5 years. The Company will begin depreciating its real estate asset before the end of 2023.

In February 2023, the Company acquired a property for a total purchase price of $2,334,648, inclusive of $100,000 for acquisition fees.

Real Estate Held for Sale

We may periodically classify real estate assets as held for sale. An asset is classified as held for sale after the approval of management and after an active program to sell the asset has commenced. Upon the classification of a real estate asset as held for sale, the carrying value of the asset is reduced to the lower of its net book value or its estimated fair value, less costs to sell the asset. Subsequent to the classification of assets as held for sale, no further depreciation expense is recorded.

Real estate assets held for sale will be stated separately on the balance sheet. Upon a decision to no longer market as an asset for sale, the asset is classified as an operating asset and depreciation expense is reinstated. A gain or loss on the sale of a property will be recorded in the statement of operations.

Cost Capitalization

A variety of costs are incurred in the acquisition and development of properties such as costs of acquiring a property development costs, construction costs, interest costs, real estate taxes, salaries and related costs and other costs incurred during the period of development. After determination is made to capitalize a cost, it is allocated to the specific component of a project that is benefited. Determination of when a development project is substantially complete, and capitalization must cease involves a degree of judgment. Our capitalization policy on development properties is guided by ASC Topic 835-20 “Interest – Capitalization of Interest” and ASC Topic 970 “Real Estate – General.” We cease capitalization on costs upon completion.

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NV REIT, LLC

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

During the period ended June 30, 2023, the Company recognized $24,476 in revenue, which was the net operating income earned on its real estate investment.

Income Taxes

The Company is a limited liability company. The Company intends to file an election to be taxed as a REIT.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statement, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception.  The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company incurred a net loss of $97,358 for the period ended June 30, 2023. As of June 30, 2023, the Company has no liquid assets and is reliant upon its manager to fund its existing and ongoing financial obligations. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company’s ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

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NV REIT, LLC

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

NOTE 4: MEMBERS’ EQUITY (DEFICIT)

The Company is managed by Neighborhood Ventures Inc., a Delaware corporation and managing member of the Company (“Neighborhood Venture” or the “Manager”). The Manager shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters, to execute any contracts or other instruments on behalf of the Company, and to perform any and all other acts or activities customary or incidental to the management of the Company’s business.

The limited liability company interests of the Company are denominated by 20,000,000 shares, consisting of 1,000,000 common shares and 19,000,000 investor shares. Of the investor shares, 750,000 have been designated as Class A investor shares. Class A investor shares do not have voting rights. The Manager owns all of the common shares. The Manager has not contributed any capital to the Company. Each investor member will contribute to the capital of the Company the amount specified in their respective investment agreement.

For the period ended June 30, 2023, the Company received proceeds from investments from Class A investors totaling $2,231,600.

Distributions of ordinary operating cash flow will be in the following order of priority:

●	First, investors will receive all the operating cash flow until they have received a 6% cumulative, non-compounded annual return on their invested capital (“Preferred Return”)

●	Second, any remaining operating cash flow will be distributed 80% to the investors on a pro rata basis, and 20% to the owner of the common shares.

Distributions of the net proceeds from capital transactions will be made in the following order or priority:

●	First, investors will receive all the net proceeds until they have received their entire Preferred Return.

●	Second, investors will receive any remaining net proceeds to return an allocable portion of the capital they invested.

●	Third, any remaining net proceeds will be distributed 80% to the investors on a pro rata basis, and 20% to the owner of the common shares.

During the period ended June 30, 2023, the Company made preferred distributions totaling $7,984.

The Manager has the authority to divide the investor shares into one or more classes by adopting one or more authorizing resolutions. The Manager may establish, with respect to each class of investor shares, its voting powers, conversion rights or obligations, redemption rights or obligations, preferences as to distributions, and other matters. The Manager may, at any time, cause the Company to purchase all of any portion of the investor shares owned by a member the Manager determines that all or any portion of the assets of the Company would, in the absence of such purchase, more likely than not be treated as “plan assets .” Furthermore, the Manager may, at any time, cause the Company to purchase all or any portion of the investor shares owned by a member if the Manager determines that such purchase would be beneficial in allowing the Company to retain its status as a REIT. The Manager may cause the Company to purchase investor shares for other bona fide business reasons.

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NV REIT, LLC

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

Unless otherwise agreed in writing between the selling investor and the buyer, the price of Class A investor share purchased and sold shall be the amount the investor would have received with respect to such Class A investor share had the net asset value been distributed in compete liquidation of the Company, less the following discount:

The Discount
Redemption Availability for the Following Years:	Shall be:
No redemptions can be made in 2023.	-
Redemptions made in 2024.	3%
Redemptions made in 2025.	2%
Redemptions made in 2026 and forward.	1%

The Manager may, in its sole discretion, make and pay distributions to members, subject to the terms of any authorizing resolutions on preferred shares. There is no guaranty that the Company will be able to make any distributions, even to return capital to investors. In determining the amount and timing of distributions, the Manager may take into account the following items of income and expense, including net rental income from properties owned by the Company, net proceeds from the sale or refinancing of property, debt service on indebtedness of the Company, capital expenditures of the Company, fees paid to the Manager and its affiliates, fees paid to third parties and all of the operating expenses of the Company.

The Manager may, but shall not be required to, lend money to the Company in the Manager’s sole discretion.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 5: RELATED PARTY TRANSACTIONS

The Manager shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters, to execute any contracts or other instruments on behalf of the Company, and to perform any and all other acts or activities customary or incidental to the management of the Company’s business. The Company and the Manager intend to enter into a management services agreement setting forth some of the duties and responsibilities of the Manager. However, that agreement shall not limit the powers of the Manager.

The Company may retain the Manager whereby the Manager will receive fees and expense reimbursements for services relating to the Company’s offering, investment management, and management of properties.

The Manager will be entitled to annual asset management fee equal to 2% of the aggregate capital accounts of the members.

Where the Company owns property directly or is the sole owner of an entity that owns property, the Manager will receive an acquisition fee equal to 2% of the total purchase price of each property.

Where the Company owns property directly or is the sole owner of an entity that owns property, the Manager will receive a disposition fee equal to 0.5% of the total sale price of each property.

The Manager is entitled to receive 20% of all distributions after investors have received a 6% annual, non-compounded return on their invested capital and, in the case of distributions from capital transactions, a return of their capital.

Costs and expenses incurred by the Manager on behalf of the Company or its subsidiaries shall be reimbursed in cash monthly to the Manager within five business days of receipt by the Company from the Manager of a statement of such costs and expenses. Cost and expense reimbursement to the Manager shall be subject to adjustment at the end of each calendar year in connection with the annual audit of the Company.

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NV REIT, LLC

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

The Company also expects the following transactions with related parties:

●	The Company expects to pay ABI Multifamily a 3-5% commission on the gross sales price of each real estate transaction. John Kobierowski, a related party to the Company, is the co-founder and Senior Managing Partner of ABI Multifamily.

●	The Company expects to pay Effortless VR LLC a 20-30% commission on any short-term rental income. The Manager is a significant shareholder of Effortless VR LLC.

●	Currently, property management is handled by an outside third party which is paid 5-15% of rents collected. The Manager may perform these services for fees in the future.

During the period ended June 30, 2023, the Company incurred management fees totaling $15,610, which was paid by a related party.

As of June 30, 2023, amounts owed to related parties totaled $295,858. The advances are unsecured, due on demand, and non-interest bearing.

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. The Company adopted this new standard effective at its inception date.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. The Company adopted the ASU upon inception and it did not have any effect on the financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

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